PUMA

BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM

PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington, DC 20549
U.S.A.

SEC
Mail Processing
Section

MAY 12 2008

Washington, DC
101

08002540

08.05.2008

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

SUPPL

Dear Sirs,

Please find attached the financial results for the 4th. Quarter and Financial Year of 2007 as well as for the 1st Quarter of 2008 in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Best regards

PUMA AG Rudolf Dassler Sport

B. Gabriel

Beate Gabriel
(Finance)

PROCESSED
MAY 20 2008
THOMSON REUTERS

Encls.

5/14

G:\CONTROL\GABRIEL\WINWORD\BO\BRIEFE\SEC.doc

For immediate release

MEDIA CONTACT:

Ulf Santjer, Tel. +49 9132 81 2489

INVESTOR CONTACT:

Dieter Bock, Tel. +49 9132 81 2261

Herzogenaurach, Germany, February 26, 2008 – PUMA AG announces its consolidated financial results for the 4th Quarter and Financial Year of 2007

Highlights Q4

- Consolidated sales increase more than 10%
- Gross profit margin on a high level
- EBIT up 21%
- EPS at € 2.40 versus € 2.03

Highlights January - December

- Global brand sales increase more than 3%
- Consolidated sales up almost 5%
- Gross profit margin increases significantly to more than 52%
- EBIT at € 372 million, representing 15.7% of sales
- EPS at € 16.80 compared to € 16.39

Outlook 2008

- Future orders up almost 10%
- Management expects sales and earnings increase in 2008

The year 2007 was a year with only a few events. Nevertheless, most of the targets set were reached and even exceeded in many areas. The Company successfully strengthened its positioning as a desirable sportlifestyle brand, which is as well reflected in the improved gross profit margin.

In 2007, worldwide brand sales were up 3.4% currency adjusted, amounting to € 2.7 billion. On a comparable basis, consolidated sales climbed by 4.7% to € 2.4 billion. The gross profit margin jumped by 170 basis points to over 52%, and operating profit was above last year's, totalling € 372.0 million. Earnings per share increased from € 16.39 to € 16.80.

Highlights 4th Quarter 2007

In Q4, consolidated sales increased significantly by 10.3% to € 504.5 million on a currency-adjusted basis. Footwear rose by 7.0% to € 277.2 million, Apparel by 14.8% to € 194.7 million and Accessories by 14.0% to € 32.6 million. By regions, EMEA sales increased by 19.9% and Asia/Pacific went up by 14.3% whereas sales in the Americas decreased by 3.3% as expected.

The gross profit margin was at 51.6% 390 basis points up from last year's quarter. SG&A increased from 38.7% to 40.3% of sales. EBIT rose significantly by 20.7% to € 52.4 million and earnings per share from € 2.03 to € 2.40.

Highlights January – December 2007

Global brand sales growth of more than 3%

PUMA brand sales rose currency-adjusted by 3.4% to € 2.7 billion. Due to the continuing weakness of currencies, particularly of the US Dollar, brand sales in Euros were slightly below last year's level. By segments, Footwear sales climbed on a comparable basis by 1.9% to € 1,477.9 million, Apparel by 5.7% to € 998.7 million, and Accessories by 3.7% to € 262.2 million.

Licensed business

License sales declined by 3.8% to € 365.3 million on a currency neutral basis. The decrease is attributable to expired licence agreements. On a comparative basis, licence sales rose by approximately 4%. As of 2008, the Korean market will be serviced through the fully-owned subsidiary and will therefore be converted from a licence business into a consolidated business.

Overall, royalty and commission income from license sales amounted to € 35.6 million. This corresponds to 9.7% of license sales compared to 9.6% in the previous year.

PUMA®

Consolidated sales up almost 5%

PUMA succeeded in increasing its consolidated sales for the thirteenth consecutive year, including ten years of double-digit growth. In the 2007 financial year, currency adjusted sales rose by 4.7% to a total of € 2,373.5 million. Currency effects impacted negatively in Euro terms. The currency adjusted sales in the Footwear segment posted a 2.1% increase to € 1,387.8 million. The Apparel segment grew by 8.6% to € 827.3 million. In the Accessories segment sales were up by 7.8% to € 158.3 million.

Expansion of own retail operations is on schedule

Expansion of the Group's own retailing activities progressed as planned during the 2007 financial year. An additional 25 PUMA concept stores were opened worldwide in 2007, resulting in 116 concept stores at the end of 2007, including two stores operated by licensee. Sales from the Company's own retail operations grew by 18.0% to € 406.4 million in 2007. The share in consolidated sales rose from 14.5% to 17.1%.

Significant increase in gross profit margin

The desirability of the brand is reflected, in particular, in the gross profit margin. In FY2007, the gross profit margin grew strongly by 170 basis points to 52.3%. In absolute figures, gross profit was up by 3.5%, rising to € 1,241.7 million. According to product segments, the Footwear gross profit margin increased from 50.3% to 52.3% and Apparel from 50.7% to 52.2%. Accessories reached a gross profit margin of 52.8% versus 53.3%.

Investments in the brand continue as planned

Operating expenses rose by 3.5% to € 859.2 million in the 2007 financial year. The cost ratio increased from 35.0% to 36.2% of sales owing to continued scheduled brand investments and infrastructure investments.

Investments in Marketing/Retail totalled € 424.9 million. The cost ratio rose from 17.7% to 17.9% of sales, whereby marketing expenses declined in comparison with the previous year while expenses incurred for retail operations saw a scheduled increase. Product development and design expenses climbed to € 57.5 million, and at 2.4% of sales, remained constant in comparison with the previous year. Other selling, general and administrative expenses rose to € 376.7 million or from 14.9% to 15.9% of sales. The total includes one-off expenses and start-up costs for the new subsidiary in Korea.

EBIT above last year

Operating profit (EBIT) climbed to € 372.0 million from € 368.0 million in 2006. As a percentage of sales, this corresponds to an operating margin of 15.7%, compared to 15.5%.

Like-for-like, the financial result increased strongly from € 6.0 million to € 10.5 million. The financial result includes interest income of € 21.2 million and interest expenses of € 5.3 million. The net interest result corresponds to an average rate of return of 3.9%, compared to 3.1% in the previous year.

Earnings before taxes (EBT) reached € 382.6 million versus € 374.0 million in the previous year. As a percentage of sales this corresponds to a return of 16.1%, compared to 15.8%.

Tax expenses rose to € 110.9 million. The average tax rate was 29.0%, compared to 28.9% in the previous year.

Net Earnings

Net earnings improved by 2.2% to € 269.0 million. This corresponds to a net return of 11.3%, compared to 11.1% in the previous year. Earnings per share amounted to € 16.80, compared to € 16.39, and the diluted earnings per share were € 16.78, compared to € 16.31.

Net Assets and Financial Position

Equity ratio at 62%

As of December 31, 2007 shareholders' equity rose by 10.1% to € 1,154.8 million. The equity ratio reached 62.0% after 61.2% in the previous year. The balance sheet total climbed by 8.6% from € 1,714.8 million to € 1,863.0 million.

Working Capital

Trade receivables grew by 4.2% to € 389.6 million due to the sales increase in the fourth quarter (+5.0%). Inventories increased by 2.6% to € 373.6 million. The increase is attributable to the order position for deliveries in the first months of the 2008 financial year. The inventory structure was improved significantly in the course of the year, as previously announced. Taking short-term liabilities into account, working capital was € 406.5 million and accounted for 17.1% of sales, after 16.9% in the previous year.

Capex/Cashflow

Cash used for investing activity dropped significantly to € 93.5 million. The decrease is due mostly to the cash used for regional expansion recorded in the previous year. The expansion of PUMA's own retail operations and current investments account for € 103.4 million, according to plan.

The free cashflow (before acquisition) grew strongly by 138.3% to € 218.3 million. As a percentage of sales, the free cashflow more than doubled from 3.9% to 9.2%.

Regional Development

In spite of the fewer events in 2007 compared to the previous year, solid growth was achieved in the **EMEA** region. The currency adjusted sales rose by 7.8% to € 1,235.3 million. Nearly all countries in this region contributed to the growth. The EMEA region's share in consolidated sales rose to 52.0%, compared to 48.9% in the previous year. By product segments, Footwear sales increased by 5.6%, Apparel by 11.6%, and Accessories by 7.4%, on a comparative basis. The gross profit margin reached 53.9% after 53.8% in the previous year. The operating margin (EBIT) accounted for 21.2% of sales, compared to 22.0% in the previous year.

Currency adjusted sales in **America** declined by 4.3% and amounted to € 641.2 million. The share in consolidated sales decreased from 30.6% to 27.0%. This is largely related to adaptation of the business with a key account customer in the USA, who in the past years had recorded strong growth in sales, and a constant moderate environment in US shopping centers (malls). As a result of these developments, the US market, which is the largest in the region, declined after several years of double-digit growth; in 2007 currency-adjusted sales decreased by 9.5% to a total of USD 561.1 million.

According to product segments in the region, Footwear posted a 5.7% decrease and Apparel declined by 2.6%. Sales in Accessories were up by 11.4%. The gross profit margin grew from 46.1% to 50.7% owing to a significant improvement in the USA. Realization of the announced streamlining of the distribution structure thus impacted very positively on the gross profit margin. The operating margin was 17.6%, compared to 17.4% in the previous year.

In the **Asia/Pacific** region, currency adjusted sales grew significantly by 10.1% to € 497.0 million. China, in particular, contributed to this positive result. Total region increased its share in consolidated sales from 20.5% to 20.9%. According to product segments, Footwear showed a currency adjusted increase by 11.3%, Apparel by 10.0%, and Accessories by 6.1%. The gross profit margin increased from 49.8% in the previous year to 50.6%. The operating margin was 20.4%, compared to 21.9% in the previous year.

Growth Rates	Sales				Orders on hand	
	Q4/2007		1-12/2007		31.12.2007	
	Euro	currency adjusted	reported	currency adjusted	Euro	currency adjusted
	%	%	%	%	%	%
Breakdown by regions						
EMEA	19.3	19.9	6.6	7.8	9.1	10.2
Americas	-11.6	-3.3	-11.4	-4.3	-11.0	-3.2
Asia/Pacific	7.6	14.3	2.2	10.1	19.8	26.0
Total	**5.0**	**10.3**	**0.2**	**4.7**	**6.1**	**9.8**
Breakdown by product segments						
Footwear	1.4	7.0	-2.3	2.1	0.6	4.7
Apparel	9.8	14.8	4.0	8.6	16.9	19.9
Accessories	8.8	14.0	2.9	7.8	9.9	13.6
Total	**5.0**	**10.3**	**0.2**	**4.7**	**6.1**	**9.8**

Dividend

For financial year 2007, the Board of Management and the Supervisory Board will propose at the Annual Meeting on April 22, 2008 that the dividend be increased by 10% to € 2.75 per share. Hence, the dividend pay-out ratio moved up from 15.2% to 16.3%, in line with the announced gradual increase during the Phase IV.

Own Shares / Treasury Stock

In January and February 2007 the Company repurchased a total 150,000 treasury stock or 0.9% of the subscribed capital. The acquisition costs totalled € 41.6 million. With effect from April 10, 2007, the total of 1,270,000 own shares held up to that time were cancelled.

Based on a resolution of the Shareholders' meeting of April 11, 2007, the Company was again authorized to acquire own shares of up to ten percent of the capital stock by September 1, 2008. The Company made use of this authorization and repurchased a total of 125,000 PUMA shares, or 0.8% % of the subscribed capital, up to the balance sheet date. The amount invested to this end totals € 34.7 million. The share buy back program will be continued in 2008.

Outlook 2008

Significant increase in orders
For the twelfth consecutive time, orders on hand posted growth as of the year-end. At year-end 2007, orders climbed currency adjusted by 9.8% to € 1,187.7 million, due mostly to deliveries for the first and second quarter of 2008.

By product segments, currency adjusted orders for Footwear went up by 4.7% to € 721.1 million, Apparel orders climbed by 19.9% to € 397.7 million, followed by Accessories, which rose by 13.6% to € 68.9 million.

In the EMEA regions, currency adjusted orders were up by 10.2% to € 712.0 million. Orders in the America region dropped by 3.2% to € 241.3 million on a comparable basis. The decrease is due exclusively to the US market. Orders in the Asia/Pacific region rose by 26.0% to € 234.4 million due to a significant increase in the Chinese market, in particular.

Sales and profit increase expected in 2008
Due to the positive orders position, Management expects a currency adjusted single-digit sales growth for the fiscal year 2008.

EBIT is also expected to increase compared to 2007. The operating margin, however, is expected to fall below previous year's level because of the major sports events and related marketing expenses as well as planned further expansion of the Company's own retail activities. The tax rate is expected to be at last year's level.

Jochen Zeitz, CEO: "Although PUMA faced a challenging year, we did not only meet most of our expectations in 2007, but even exceeded them in many points. PUMA had an excellent and successful start into the extraordinary sports year 2008 by winning the African Cup of Nations through Egypt's win, securing a strong brand visibility on the pitch as the leading equipment supplier. We are determined to make use of all opportunities and chances that offer further growth and we will continue to invest and to strengthen the brand's as well as the company's desirability in the long run."

###

PUMA®

Income Statement

	Q4/2007 € million	*Q4/2006 € million	Deviation	1-12/2007 € million	*1-12/2006 € million	Deviation
Consolidated sales	**504,5**	**480,6**	5,0%	**2.373,5**	**2.369,2**	0,2%
Cost of sales	-244,3	-251,3	-2,8%	-1.131,8	-1.169,9	-3,3%
Gross profit	**260,2**	**229,3**	13,5%	**1.241,7**	**1.199,3**	3,5%
- in % of consolidated sales	51,6%	47,7%		52,3%	50,6%	
Royalty and commission income	9,5	12,4	-23,7%	35,6	37,0	-3,8%
	269,7	241,7	11,6%	1.277,2	1.236,3	3,3%
Selling, general and administrative expenses	-203,2	-185,8	9,4%	-859,2	-830,0	3,5%
EBITDA	**66,5**	**56,0**	18,8%	**418,1**	**406,3**	2,9%
Depreciation and amortisation	-14,1	-12,6	12,2%	-46,0	-38,4	20,1%
EBIT	**52,4**	**43,4**	20,7%	**372,0**	**368,0**	1,1%
- in % of consolidated sales	10,4%	9,0%		15,7%	15,5%	
Financial result	2,0	-0,1		10,5	6,0	74,3%
EBT	**54,4**	**43,3**	25,7%	**382,6**	**374,0**	2,3%
- in % of consolidated sales	10,8%	9,0%		16,1%	15,8%	
Tax expenses	-15,7	-12,1	29,3%	-110,9	-108,1	2,7%
- Tax rate	28,9%	28,1%		29,0%	28,9%	
Net earnings attributable to minority interest	-0,4	1,7	-126,3%	-2,6	-2,8	-7,6%
Net earnings	**38,3**	**32,8**	16,5%	**269,0**	**263,2**	2,2%
Earnings per share (€)	**2,40**	**2,03**	18,2%	**16,80**	**16,39**	2,5%
Earnings per share (€) - diluted	**2,39**	**2,03**	17,7%	**16,78**	**16,31**	2,9%
Weighted average shares outstanding				16,018	16,054	-0,2%
Weighted average shares outstanding - diluted				16,031	16,139	-0,7%

* Reclassification interest expense from pensions from personnel costs to financial result

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

PUMA

Balance Sheet

	Dec. 31, '07 € million	Dec. 31, '06 € million	Deviation
ASSETS			
Cash and cash equivalents	522,5	459,2	13,8%
Inventories	373,6	364,0	2,6%
Trade receivables	389,6	373,8	4,2%
Other current assets	109,7	105,8	3,7%
Current assets	**1.395,3**	**1.302,8**	7,1%
Deferred taxes	77,4	63,3	22,3%
Property, plant and equipment	194,9	155,1	25,7%
Intangible assets	180,3	180,5	-0,1%
Other non-current assets	15,0	13,2	13,7%
Non-current assets	**467,7**	**412,1**	13,5%
	1.863,0	**1.714,8**	8,6%
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current bank liabilities	61,3	65,5	-6,5%
Trade payables	234,0	208,7	12,1%
Tax provisions	18,1	38,5	-53,0%
Other current provisions	79,2	59,1	34,1%
Liabilities from acquisitions	52,7	23,6	123,9%
Other current liabilities	157,8	123,3	28,0%
Current liabilities	**603,1**	**518,7**	16,3%
Deferred taxes	22,7	13,0	74,7%
Pension provisions	17,9	21,9	-18,6%
Liabilities from acquisitions	58,6	100,3	-41,6%
Other non-current liabilities	5,9	12,0	-50,2%
Non-current liabilities	**105,1**	**147,2**	-28,6%
Total shareholders' equity	**1.154,8**	**1.049,0**	10,1%
	1.863,0	**1.714,8**	8,6%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

Cashflow Statement

	1-12/2007 € million	1-12/2006 € million	Deviation
EBT	382,6	374,0	2,3%
Depreciation	46,0	38,4	20,1%
Non-cash effected expenses and income	-8,4	-16,6	-49,4%
Cashflow - gross	**420,2**	**395,7**	**6,2%**
Change in net assets	3,0	-116,2	-102,6%
Taxes, interests and other payments	-120,8	-126,2	-4,2%
Cashflow from operating activities	**302,4**	**153,4**	**97,1%**
Payments for acquisitions	-9,4	-81,2	-88,4%
Purchase of property and equipment	-103,4	-72,7	42,3%
Interest received and others	19,3	10,9	77,1%
Cashflow from investing activities	**-93,5**	**-143,0**	**-34,6%**
Free Cashflow	**208,8**	**10,4**	
Capital increase	12,9	70,7	-81,7%
Dividend payments	-39,9	-31,8	25,4%
Purchase of own shares	-76,3	-66,0	15,6%
Other changes	-12,0	17,4	-169,2%
Cashflow from financing activities	**-115,3**	**-9,8**	
Effect on exchange rates on cash	-30,3	-17,0	78,0%
Change in cash and cash equivalents	**63,3**	**-16,3**	
Cash and cash equivalents at beginning of financial year	459,2	475,5	-3,4%
Cash and cash equivalents end of the period	**522,5**	**459,2**	**13,8%**

Segment Data

	Consolidated sales		Gross profit		Consolidated sales		Gross profit	
	Q4/2007	Q4/2006	Q4/2007	Q4/2006	1-12/2007	1-12/2006	1-12/2007	1-12/2006
	by head office location of customer				by head office location of customer			
Breakdown by regions	€ million	€ million	%	%	€ million	€ million	%	%
EMEA	215,1	180,3	51,0%	51,3%	1.235,3	1.158,7	53,9%	53,8%
Americas	154,8	175,2	53,6%	44,0%	641,2	724,1	50,7%	46,1%
- thereof USA in US$	131,3	141,8			561,1	620,2		
Asia/Pacific	134,6	125,1	50,2%	47,7%	497,0	486,5	50,6%	49,8%
	504,5	480,6	51,6%	47,7%	2.373,5	2.369,2	52,3%	50,6%

	Consolidated sales		Gross profit		Consolidated sales		Gross profit	
	Q4/2007	Q4/2006	Q4/2007	Q4/2006	1-12/2007	1-12/2006	1-12/2007	1-12/2006
Breakdown by product segments	€ million	€ million	%	%	€ million	€ million	%	%
Footwear	277,2	273,2	52,3%	46,6%	1.387,8	1.420,0	52,3%	50,3%
Apparel	194,7	177,4	51,0%	49,0%	827,3	795,4	52,2%	50,7%
Accessories	32,6	29,9	48,6%	50,4%	158,3	153,8	52,8%	53,3%
	504,5	480,6	51,6%	47,7%	2.373,5	2.369,2	52,3%	50,6%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

For immediate release

MEDIA CONTACT:

Ulf Santjer, Tel. +49 9132 81 2489

INVESTOR CONTACT:

Dieter Bock, Tel. +49 9132 81 2261

Herzogenaurach, Germany, May 7, 2008 – PUMA AG announces its consolidated financial results for the 1st Quarter of 2008

Highlights Q1:

- Consolidated sales up almost 7%
- Strong gross profit margin, up 120 basis points to 53.4%
- Brand investments continue according to plan
- EBIT at € 126 million representing almost 19% of sales versus 21% last year
- EPS at € 5.76 compared to € 6.02

Growth Rates	Sales Q1/2008		Orders on hand 31.03.2008	
	Euro %	currency adjusted %	Euro %	currency adjusted %
Breakdown by regions				
EMEA	8,4	9,7	8,3	10,9
Americas	-14,7	-5,6	-9,4	3,2
Asia/Pacific	10,7	13,3	19,4	23,7
Total	**2,7**	**6,6**	**6,5**	**12,1**
Breakdown by product segments				
Footwear	-4,7	-0,4	3,6	10,2
Apparel	15,5	18,5	10,4	14,3
Accessories	13,5	16,5	14,2	18,3
Total	**2,7**	**6,6**	**6,5**	**12,1**

Outlook 2008:

- Orders up currency neutral 12% to nearly € 1.2 billion
- In a challenging market, management confirms a single-digit sales increase on a currency neutral basis

Net Earnings/Earnings per share € 5.76

In Q1, net earnings reached € 90.1 million versus € 96.6 million last year. The net return amounts to 13.4% versus 14.7%. Earnings per share were € 5.76 versus € 6.02 last year. Diluted earnings per share were calculated at € 5.76 compared with € 6.01.

Net Assets and Financial Position

Equity ratio above 60%

As of March 31, 2008, total assets climbed by 0.8% to € 1,811.5 million and the equity ratio reached 60.4% after 60.9% in the previous year.

Working capital

Inventories grew 5.9% to € 364.5 million, which is in line with or even better than the order growth end of the quarter. Accounts receivables were down 2.5%, reaching € 506.2 million, versus a sales growth of 2.7% during Q1. Total working capital at the end of March totaled € 521.1 million compared to € 496.1 million last year.

Capex/Cashflow

For Capex, the company spent € 24.3 million in Q1 versus € 14,8 million in last year's quarter, whereas € 6.4 million were related to payment on accounts. In addition, € 16.6 million (last year: € 1.6 million) were financed for acquisition cost.
Due to the mentioned investments and the seasonal higher working capital requirement, free cashflow amounts to € -49.7 million compared to € -9.8 million last year. Excluding investment for acquisitions free cashflow was € -33.0 million versus € -8.2 million.

Cash position

Total cash end of March stood at € 357.2 versus € 402.4 million last year. Bank debts were up from € 63.5 million to € 67.1 million. As a result, the net cash position decreased from € 338.9 million to € 290.0 million year over year whereby € 107.7 million (last year: € 41.6 million) were spent for the share buyback program in the first quarter.

Share Buyback

PUMA purchased another 450,000 of its own shares during the first three months. At quarter-end, 575,000 shares were held as treasury stock in the balance sheet, accounting for 3.6% of total share capital.

Regional Development

Sales in the **EMEA**-region increased currency adjusted 9.7% reaching € 391.1 million versus € 360.9 million last year, with growth in all categories. The region now represents 58.1% of consolidated sales. Gross profit margin increased to 54.7% compared to 53.7% last year. Orders were up 10.9% currency adjusted to € 644.8 million.

Sales in the **Americas** were down currency neutral 5.6% to € 148.7 million. Footwear was below last year but accessories and apparel were up double-digit in the quarter. The region now accounts for 22.1% of consolidated sales. Gross profit margin further improved from 49.7% to strong 50.4%. The order book reported a currency neutral increase of 3.2%. In the **US** market, sales were down 14.2% to $ 134.1 million, affected by the continued moderate environment in the mall-based business. Orders for US end-of-quarter declined 20.8%.

For immediate release

MEDIA CONTACT:

Ulf Santjer, Tel. +49 9132 81 2489

INVESTOR CONTACT:

Dieter Bock, Tel. +49 9132 81 2261

Herzogenaurach, Germany, May 7, 2008 – PUMA AG announces its consolidated financial results for the 1st Quarter of 2008

Highlights Q1:

- Consolidated sales up almost 7%
- Strong gross profit margin, up 120 basis points to 53.4%
- Brand investments continue according to plan
- EBIT at € 126 million representing almost 19% of sales versus 21% last year
- EPS at € 5.76 compared to € 6.02

Growth Rates	Sales Q1/2008		Orders on hand 31.03.2008	
	Euro %	currency adjusted %	Euro %	currency adjusted %
Breakdown by regions				
EMEA	8,4	9,7	8,3	10,9
Americas	-14,7	-5,6	-9,4	3,2
Asia/Pacific	10,7	13,3	19,4	23,7
Total	**2,7**	**6,6**	**6,5**	**12,1**
Breakdown by product segments				
Footwear	-4,7	-0,4	3,6	10,2
Apparel	15,5	18,5	10,4	14,3
Accessories	13,5	16,5	14,2	18,3
Total	**2,7**	**6,6**	**6,5**	**12,1**

Outlook 2008:

- Orders up currency neutral 12% to nearly € 1.2 billion
- In a challenging market, management confirms a single-digit sales increase on a currency neutral basis

Sales and Earnings Development

Global branded sales
PUMA's worldwide branded sales, which include consolidated and license sales, rose currency neutral 0.5%. In reporting terms, branded sales reached € 741.2 million versus € 762.1 million due to the strength of the Euro against most of the related currencies.
Footwear sales were down by 4.6% to € 404.1 million. Apparel was almost on last year's level totaling € 246.9 million, and Accessories improved by 36.0% to € 90.1 million.

Licensed business
On a comparable basis, licensed sales were flat. However, due to the take-back of the former license market Korea, the licensed business was down by 35.6% currency neutral to € 67.8 million. Based on the remaining licensed business the company realized a royalty and commission income of € 7.1 million in the first quarter versus € 9.7 million in the prior year.

Consolidated sales up almost 7%
In Q1, consolidated sales grew 6.6% currency neutral (2.7% in Euro terms) to € 673.3 million. Sales in Footwear were almost flat versus last year representing € 394.2 million, with all regions achieving satisfactory performance except the US. Apparel sales improved by 18.5% to € 231.8 million and Accessories by 16.5% to € 47.3 million and all regions contributed with double-digit growth.

Gross profit at 53.4%
In Q1, gross profit margin reached 53.4% compared to 52.2% last year. The Footwear margin was up from 52.1% to 53.4% and Apparel increased from 51.9% to 53.4%. Accessories reported 53.7% compared to 54.9% last year.

SG&A
In total, SG&A rose 9.9% to € 227.8 million in Q1 2008. As a percentage of sales, the cost ratio was at 33.8% versus 31.6% last year.

Marketing/Retail expenses were up by 20.6% to € 120.4 million that was due to higher marketing investments and the Retail expansion as planned. As a percentage of sales, this represents a cost ratio of 17.9% compared to 15.2% in the previous year. Product development and design expenses were down by 11.4% to € 11.6 million, or from 2.0% to 1.7% of sales, mainly due to currency effects. Other selling, general and administrative expenses increased 1.6% to € 95.9 million but declined from 14.4% to 14.2% of sales.

EBIT
EBIT amounts to € 125.8 million versus € 134.8 million last year. As a percentage of sales this relates to a EBIT margin of 18.7% versus 20.6%.
The tax ratio was 28.9% versus 29.1% in last year's quarter.

Net Earnings/Earnings per share € 5.76
In Q1, net earnings reached € 90.1 million versus € 96.6 million last year. The net return amounts to 13.4% versus 14.7%. Earnings per share were € 5.76 versus € 6.02 last year. Diluted earnings per share were calculated at € 5.76 compared with € 6.01.

Net Assets and Financial Position

Equity ratio above 60%
As of March 31, 2008, total assets climbed by 0.8% to € 1,811.5 million and the equity ratio reached 60.4% after 60.9% in the previous year.

Working capital
Inventories grew 5.9% to € 364.5 million, which is in line with or even better than the order growth end of the quarter. Accounts receivables were down 2.5%, reaching € 506.2 million, versus a sales growth of 2.7% during Q1. Total working capital at the end of March totaled € 521.1 million compared to € 496.1 million last year.

Capex/Cashflow
For Capex, the company spent € 24.3 million in Q1 versus € 14,8 million in last year's quarter, whereas € 6.4 million were related to payment on accounts. In addition, € 16.6 million (last year: € 1.6 million) were financed for acquisition cost.
Due to the mentioned investments and the seasonal higher working capital requirement, free cashflow amounts to € -49.7 million compared to € -9.8 million last year. Excluding investment for acquisitions free cashflow was € -33.0 million versus € -8.2 million.

Cash position
Total cash end of March stood at € 357.2 versus € 402.4 million last year. Bank debts were up from € 63.5 million to € 67.1 million. As a result, the net cash position decreased from € 338.9 million to € 290.0 million year over year whereby € 107.7 million (last year: € 41.6 million) were spent for the share buyback program in the first quarter.

Share Buyback

PUMA purchased another 450,000 of its own shares during the first three months. At quarter-end, 575,000 shares were held as treasury stock in the balance sheet, accounting for 3.6% of total share capital.

Regional Development

Sales in the **EMEA**-region increased currency adjusted 9.7% reaching € 391.1 million versus € 360.9 million last year, with growth in all categories. The region now represents 58.1% of consolidated sales. Gross profit margin increased to 54.7% compared to 53.7% last year. Orders were up 10.9% currency adjusted to € 644.8 million.

Sales in the **Americas** were down currency neutral 5.6% to € 148.7 million. Footwear was below last year but accessories and apparel were up double-digit in the quarter. The region now accounts for 22.1% of consolidated sales. Gross profit margin further improved from 49.7% to strong 50.4%. The order book reported a currency neutral increase of 3.2%. In the **US** market, sales were down 14.2% to $ 134.1 million, affected by the continued moderate environment in the mall-based business. Orders for US end-of-quarter declined 20.8%.

PUMA®

Asia/Pacific reported the strongest growth with solid performance in all categories. Sales increased 13.3% currency neutral to € 133.5 million. The total region accounts for 19.8% of sales. Gross profit margin was strongly up by 160 basis points to 53.0%. Order books reached € 289.7 million, an increase of 23.7% over last year.

Outlook 2008

Future orders up 12% to nearly € 1.2 billion

In comparable terms, consolidated orders were up by 12.1%, or in reporting terms, orders increased 6.5% to € 1,170.4 million. Like-for-like, Footwear was up by 10.2% to € 677.9 million, Apparel improved 14.3% to € 418.2 million and Accessories 18.3% to € 74.3 million.

Management confirms a single-digit sales increase on a currency neutral basis

Management reaffirms a currency adjusted single-digit sales growth for the fiscal year 2008 despite a continued difficult consumer environment.

During the exceptional sport year 2008 PUMA continues with its marketing investments as planed in order to support the long-term growth potential. The brand investments could affect 2008's EBIT margin. In a volatile market environment it is difficult to outline the final impact on profitability.

Jochen Zeitz, CEO: "In the midst of an overall economic environment that continues to be challenging, PUMA has shown resiliency in both growth and desirability. Despite a difficult 2008 outlook, we will continue to invest in our planned initiatives to capitalize on major opportunities with global sporting events and fully maximize PUMA's long-term potential."

This document contains forward-looking information about the Company's financial status and strategic initiatives. Such information is subject to a certain level of risk and uncertainty that could cause the Company's actual results to differ significantly from the information discussed in this document. The forward-looking information is based on the current expectations and prognosis of the management team. Therefore, this document is further subject to the risk that such expectations or prognosis, or the premise of such underlying expectations or prognosis, become erroneous. Circumstances that could alter the Company's actual results and procure such results to differ significantly from those contained in forward-looking statements made by or on behalf of the Company include, but are not limited to those discussed be above.

###

Income Statement

	1-3/2008 € million	1-3/2007 € million	Deviation
Consolidated sales	**673,3**	**655,8**	2,7%
Cost of sales	-313,6	-313,4	0,1%
Gross profit	**359,8**	**342,5**	5,0%
- in % of consolidated sales	53,4%	52,2%	
Royalty and commission income	7,1	9,7	-26,7%
	366,8	352,1	4,2%
Selling, general and administrative expenses	-227,8	-207,3	9,9%
EBITDA	**139,0**	**144,8**	-4,0%
Depreciation and amortisation	-13,2	-10,0	31,6%
EBIT	**125,8**	**134,8**	-6,7%
- in % of consolidated sales	18,7%	20,6%	
Financial result	1,0	2,4	-59,8%
EBT	**126,8**	**137,2**	-7,6%
- in % of consolidated sales	18,8%	20,9%	
Tax expenses	-36,6	-39,9	-8,2%
- Tax rate	28,9%	29,1%	
Net earnings attributable to minority interest	0,0	-0,7	-100,0%
Net earnings	**90,1**	**96,6**	-6,7%
Earnings per share (€)	**5,76**	**6,02**	-4,3%
Earnings per share (€) - diluted	**5,76**	**6,01**	-4,2%
Weighted average shares outstanding	15,641	16,051	-2,5%
Weighted average shares outstanding - diluted	15,644	16,075	-2,7%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

Balance Sheet

	Mar. 31, '08 € million	Mar. 31, '07 € million	Deviation	Dec. 31, '07 € million
ASSETS				
Cash and cash equivalents	357,2	402,4	-11,2%	522,5
Inventories	364,5	344,1	5,9%	373,6
Trade receivables	506,2	519,2	-2,5%	389,6
Other current assets	111,6	115,9	-3,8%	109,7
Current assets	**1.339,4**	**1.381,5**	**-3,0%**	**1.395,3**
Deferred taxes	80,9	62,0	30,4%	77,4
Property, plant and equipment	192,7	156,0	23,6%	194,9
Intangible assets	183,4	183,6	-0,1%	180,3
Other non-current assets	15,1	14,6	3,3%	15,0
Non-current assets	**472,1**	**416,2**	**13,4%**	**467,7**
	1.811,5	**1.797,7**	**0,8%**	**1.863,0**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current bank liabilities	67,1	63,5	5,7%	61,3
Trade payables	239,7	228,6	4,9%	234,0
Tax provisions	24,9	39,9	-37,5%	18,1
Other current provisions	72,2	62,6	15,2%	79,2
Liabilities from acquisitions	46,3	22,0	110,8%	52,7
Other current liabilities	164,6	137,6	19,7%	157,8
Current liabilities	**614,8**	**554,2**	**10,9%**	**603,1**
Deferred taxes	22,7	13,0	74,7%	22,7
Pension provisions	18,0	22,0	-18,5%	17,9
Liabilities from acquisitions	57,4	101,1	-43,2%	58,6
Other non-current liabilities	4,5	12,0	-62,4%	5,9
Non-current liabilities	**102,6**	**148,1**	**-30,7%**	**105,1**
Total shareholders' equity	**1.094,1**	**1.095,4**	**-0,1%**	**1.154,8**
	1.811,5	**1.797,7**	**0,8%**	**1.863,0**

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

Cashflow Statement

	1-3/2008 € million	1-3/2007 € million	Deviation
EBT	126,8	137,2	-7,6%
Depreciation	13,2	10,0	31,6%
Non-cash effected expenses and income	-7,8	-1,4	442,5%
Cashflow - gross	**132,1**	**145,8**	**-9,4%**
Change in net assets	-115,4	-108,2	6,7%
Taxes, interests and other payments	-28,8	-34,0	-15,2%
Cashflow from operating activities	**-12,1**	**3,6**	
Payments for acquisitions	-16,6	-1,6	944,4%
Purchase of property and equipment	-24,3	-14,8	64,0%
Interest received and others	3,4	3,0	13,6%
Cashflow from investing activities	**-37,6**	**-13,4**	**179,8%**
Free Cashflow	**-49,7**	**-9,8**	**407,6%**
Purchase of own shares	-107,7	-41,6	159,1%
Other changes	5,8	-1,5	-485,8%
Cashflow from financing activities	**-101,8**	**-43,1**	**136,5%**
Effect on exchange rates on cash	-13,8	-3,9	249,0%
Change in cash and cash equivalents	**-165,3**	**-56,8**	**191,0%**
Cash and cash equivalents at beginning of financial year	522,5	459,2	13,8%
Cash and cash equivalents end of the period	**357,2**	**402,4**	**-11,2%**

Segment Data

	Consolidated sales		Gross profit	
	1-3/2008	1-3/2007	1-3/2008	1-3/2007
	by head office location of customer			
Breakdown by regions	€ million	€ million	%	%
EMEA	391,1	360,9	54,7%	53,7%
Americas	148,7	174,3	50,4%	49,7%
- thereof USA in US$	134,1	156,2		
Asia/Pacific	133,5	120,6	53,0%	51,4%
	673,3	655,8	53,4%	52,2%

	Consolidated sales		Gross profit	
	1-3/2008	1-3/2007	1-3/2008	1-3/2007
Breakdown by product segments	€ million	€ million	%	%
Footwear	394,2	413,5	53,4%	52,1%
Apparel	231,8	200,7	53,4%	51,9%
Accessories	47,3	41,7	53,7%	54,9%
	673,3	655,8	53,4%	52,2%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

END